SCHEDULE I

TO THE DISTRIBUTION AND SERVICE PLAN

FOR CLASS C SHARES OF THE

VICTORY PORTFOLIOS III

This Plan shall be adopted with respect to Class C Shares of the following series of the Victory Portfolios III:

Name of Fund	Rate*
Victory Income Fund	1.00%**
Victory Core Plus Intermediate Bond Fund	1.00%**
Victory Growth and Tax Strategy Fund	1.00%**
Victory Nasdaq-100 Index Fund	1.00%**

*Expressed as a percentage per annum of the average daily net assets of each Fund attributed to its Class C Shares.

**Of this amount, no more than the maximum amount permitted by FINRA Rules will be used to finance activities primarily intended to result in the sale of Class C shares.

Dated: December 13, 2024

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